811 Barton Springs Road

Suite 811

Austin, Texas 78704

(512) 236-9908

(512) 236-9904 (fax)

ozburn@slollp.com

September 8, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Genprex, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 18, 2017
File No. 333-219386

Dear Ms. Hayes:

Enclosed on behalf of our client, Genprex, Inc. (the “Company”), is Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 updates the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2017 (the “Registration Statement”), as amended by Amendment No. 1 filed with the Commission on August 18, 2017 (“Amendment No. 1”). The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 1.

Amendment No. 2 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 1, 2017 with respect to the Registration Statement (the “Comment Letter”) as well as to update the disclosure generally. The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

United States Securities and Exchange Commission

September 8, 2017

Staff Comments and Company Responses

Prospectus Summary

Our Pipeline, page 6

1.	We acknowledge your revised disclosures and response to prior comment 3. However, although you have some preclinical data, it appears that you have not identified a product candidate and/or target and therefore the program is too preliminary for inclusion in a pipeline table. Please revise to remove the program from the table. We will not object to the related narrative disclosure.

Response: In response to the Commission’s comment, the Company has revised the “Our Pipeline” table on pages 6 and 70 to remove from the table the reference to the Company’s 3p21.3 candidate program and the associated arrow.

We refer to Comment no. 28 from the Commission’s letter of June 30, 2017, and to the Company’s response to that comment in our letter to the Commission dated July 20, 2017. The full text of the comment and our response are included below as indented text for your convenience:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, page 49

28.	Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the midpoint of the estimated offering price range.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with that analysis once the estimated offering price has been determined.

Further Response of September 8, 2017: Amendment No. 2 includes an estimated offering price range of $4.00 per share to $6.00 per share, with the midpoint of that range being $5.00 per share (the “Midpoint”), all after giving effect to the forward stock split discussed in Amendment No. 2. Each of the issuances by the Company of shares of its capital stock in the twelve months preceding the filing of the Registration Statement (collectively the “Shares”) had an issue price of $5.29 per share, which is greater than the Midpoint, and each of the stock options granted by the Company in the twelve months preceding the filing of the Registration Statement (collectively the “Options”) has an exercise price of $5.29 per share, which is also greater than the Midpoint. There were no other issuances of securities by the Company in the twelve months preceding the filing of the Registration Statement. The issue price of each of the Shares was reached through arms-length negotiations between the Company and the purchasers of those shares, and the exercise price of each of the Options was based upon the issue price of the Shares and was concluded by the Company’s board of directors to be no less than the fair market value of a share of the Company’s common stock on the date of grant of the Options.

United States Securities and Exchange Commission

September 8, 2017

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (512) 236-9908.

Sincerely,

STREUSAND, LANDON & OZBURN, LLP

/s/ Christopher J. Ozburn

Christopher J. Ozburn

cc:	J. Rodney Varner, Genprex, Inc.
Philip Magri, Magri Law LLC